

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via E-mail
Mr. Peter Hellwig
President and CEO
Stakool, Inc.
8640 Philips Highway, Suite 5
Jacksonville, FL 32256

>   **Re: Stakool, Inc. f/k/a Mod Hospitality, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed November 9, 2011**
>   **File No. 0-24723**

Dear Mr. Hellwig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your Form 8-K to provide updated historical interim financial statements of Anthus Life Corp. for the six months ended June 30, 2011.

2.   As our staff requested previously in a telephone conversation on September 23, 2011, please provide the information that would be required if you were filing a general form for registration of securities on Form 10. See Item 2.01(f) to Form 8-K. We note that you have not furnished the information required by a number of Form 10 items.

In the alternative, we note your statement on page 10 that "To [your] best knowledge and belief, the Issuer is not now, and never has been, a shell company…." Please provide us with an analysis substantiating this assertion in terms of the definition of "shell company" in Exchange Act Rule 12b-2. In particular, provide detailed analysis as to how you had more than nominal operations and more than nominal assets other than cash or cash equivalents immediately prior to the transaction with Anthus Life. In addition, please address the concerns raised by footnotes 31 and 32 in the adopting release for Rule 12b-2, SEC Release No. 34-52038 (July 15, 2005).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief